AMENDED AND RESTATED

SCHEDULE A

Series of RiverPark Funds Trust

NAME OF FUND	EXPENSE LIMITATION (as a percentage of average daily net assets)
	Retail Class	Institutional Class	Class C
RiverPark Large Growth Fund	1.25%	1.00%	2.00%
RiverPark/Wedgewood Fund	1.25%	1.00%	2.00%
RiverPark Short Term High Yield Fund	1.25%	1.00%	N/A
RiverPark Long/Short Opportunity Fund	2.00%	1.85%	2.85%
RiverPark Focused Value Fund	1.25%	1.00%	2.00%
RiverPark Structural Alpha Fund	1.50%	1.25%	2.25%
RiverPark Strategic Income Fund	1.25%	1.00%	2.00%

Dated:  January 2, 2017